SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        Press Release dated May 17, 2000

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                       Form 20-F |X|   Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                              Yes |X|     No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.



Date: May 17, 2000                          Mr. Gerry A. Racicot
                                            President

                                  [LOGO] EIGER

 EIGER TECHNOLOGY REPORTS A 480% INCREASE IN SALES WITH REVENUES OF $33 MILLION

Stratford, Ontario, Canada, May 17th 2000 - Eiger Technology Inc. (TSE:AXA - OTCBB:ETIFF), a leading manufacturer of computer, Internet and telecommunications products is pleased to report that sales have increased 480% in the first six months of 2000 vis a vis 1999.

Sales for the first six months ended March 31, 2000 were $33 million CDN vis-a-vis $5.7 million CDN for the previous year's first six months and net income of (538,000) compared to 371,000.

Earnings per share were ($.018). Included in the earnings per share of ($.018) were moving costs of $1,650,000, which resulted in an adjusted EPS pre moving costs of $.044 per share (net income pre moving costs of $1,124,000).

Eiger President and CEO Gerry Racicot said "While we experienced some temporary shipping delays due to the relocation of our manufacturing facilities we expect a strong increase in sales for the rest of the calendar year. Our new state-of-the-art facility has more than increased its capacity from 100,000 units to 575,000 units per month paving the way for Eiger's rapidly growing production requirements.

"Eiger has received it's first orders for its new MR modem (modem riser card) and the company has finalized its contract with Seaham Media for the sale of its 64MEG MP3 player with shipments commencing in July for distribution in Europe, the USA and Japan totaling $22,500,000 USD."

"Product Development remains a high priority for Eiger in pursuit of corporate excellence, growth and profitability. New products under development for current customers include the Mini PCI slot, the new platform for notebook computers and the CNR (Communications Network Riser) Modem that combines networking and modem capability on the same card."

The company is also pleased to announce that it has received POP (prompt offering prospectus) status with the Ontario and British Columbia Securities enabling Eiger to file a short-form prospectus.

                      DIRECTORS OF EIGER TECHNOLOGY, INC.:
                                  G.A. Racicot
                             Chief Executive Officer

THE MANAGEMENT OF THE COMPANY WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS PREPARED THIS PRESS RELEASE. THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

                       818 ERIE ST. STRATFORD, ON N4Z 1A2
                     519-273-0503 (TEL) 519-273-1684 (FAX)